20012602

MAR 13 2020

Washington, DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-11700

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 (MM/DD/YY) AND ENDING 12/31/2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Coombe Financial Services, Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6872 RT 209
(No. and Street)

Wawarsing (City) New York (State) 12489 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Philip Coombe III 845-647-4800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jerome Davies, CPA, P.C.
(Name – *if individual, state last, first, middle name*)

3605 Sandy plains Road Suite 240-480 (Address) Marietta (City) GA (State) 30066 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Philip Coombe III, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Coombe Financial Services, Inc, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SARA I DIAZ
NOTARY PUBLIC, STATE OF NEW YORK
NO. 01DI6277844
QUALIFICATION ULSTER COUNTY
COMMISSION EXPIRES MARCH 18, 2021

Signature

President/CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COOMBE FINANCIAL SERVICES, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2019

COOMBE FINANCIAL SERVICES, INC.
TABLE OF CONTENTS

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Coombe Financial Services, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Coombe Financial Services, Inc. (the Company) as of December 31, 2019, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Coombe Financial Services, Inc. as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The supplemental information contained in schedules I through III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in schedules I through III is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2017.

Jerome Davies, CPA, P.C.

Marietta, Georgia
February 22, 2020

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2019

ASSETS

Cash	$ 16,004	
Accounts receivable	33,169	
Securities owned, at fair value	27,997	
Due from related parties	3,441	
Property and equipment, net	10	
Prepaid expenses	737	
Total assets		$ 81,358

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities		
Accounts payable and accrued expenses	$ 18,717	
Commissions payable	7,980	
Total liabilities		$ 26,697
Stockholder's equity		
Capital stock, no par value, 100 shares authorized, 25 shares issued and outstanding	-	
Additional paid-in capital	99,351	
Accumulated deficit	(44,690)	
Total stockholder's equity		54,661
Total liabilities and stockholder's equity		$ 81,358

The accompanying notes are an integral part of these financial statements

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF OPERATIONS
Year ended December 31, 2019

Revenue		
Commissions	$ 317,169	
Gain on securities, net	2,375	
Other revenue	96,842	
Total revenue		$ 416,386
Expenses		
Compensation and benefits	249,857	
Occupancy and equipment	42,967	
Commissions	67,774	
Professional fees	12,655	
Regulatory fees	4,670	
Other expenses	51,059	
Total expenses		428,982
Net Loss		(12,596)

The accompanying notes are an integral part of these financial statements

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
Year ended December 31, 2019

	Common Stock		Additional Paid-in	Retained Earnings/ (Accumulated	
	Shares	Amount	Capital	Deficit)	Total
Balance, January 1, 2019	25	$ -	$ 99,351	$ (32,094)	$ 67,257
Net Loss	-	-	-	(12,596)	(12,596)
Balance, December 31, 2019	25	$ -	$ 99,351	$ (44,690)	$ 54,661

COOMBE FINANCIAL SERVICES, INC.
STATEMENT OF CASH FLOWS
December 31, 2019

Cash flows from operating activities		
Net loss		$ (12,596)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Depreciation	$ 8,616	
Gain on Securities, net	(2,375)	
Change in operating assets and liabilities:		
Accounts receivable	6,175	
Due from related party	15,171	
Prepaid expenses	403	
Accounts payable and accrued expenses	(12,267)	
Commissions payable	7,980	23,703
Net cash provided by in operating activities		11,107
Cash flows from investing activities		
Purchase of equipment	(2,079)	
Net cash used in investing activities		(2,079)
Net increase in cash		9,028
Cash, beginning of year		6,976
Cash, end of year		$ 16,004

The accompanying notes are an integral part of these financial statements

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of business:

Coombe Financial Services, Inc. (the "Company") was formed on September 13, 1963, and began operating as a broker-dealer upon approval of its registration with the National Association of Securities Dealers, Inc. in April of 2001. The Company made a Sub-Chapter S Corporation election with the Internal Revenue Service in 2001. The Company's business consists of providing subscription only brokerage, financial and employee benefit services to individuals and institutions.

The Company is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the United States Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. The requirements of Paragraph (k)(1) provide that the Company limit its activities (both principal and agent) to transactions in certain redeemable securities of registered investment companies (mutual funds) or insurance products. Under this exemption, the broker-dealer may briefly handle customer funds and/or securities, but must promptly transmit such funds and securities received in connection with its broker or dealer activities. Additionally, it cannot hold funds or securities for, or owe money or securities, to customers.

Revenue recognition:

The Company recognizes revenue from contracts with customers pursuant to ASU 2014-09 Revenue from Contracts with Customers. Under ASU 2014-09, revenue is recognized upon satisfaction of performance obligations by transferring control over goods or services to a customer.

The Company receives commission income for brokerage services related to customer investments in mutual funds, insurance and annuity contracts. The Company may receive commissions paid up front, overtime, upon the investor's exit from the mutual fund, insurance or annuity contract (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the mutual funds, insurance and annuity contracts both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the mutual funds, insurance and annuity contracts and the investor activities are know, which are usually monthly or quarterly.

Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

Accounts receivable:

Accounts receivable consists of commissions earned during the year that will be collected after December 31, 2019. The Company uses the direct write-off method to recognize bad debts on accounts receivable. Periodically, management reviews past due receivables and writes off those balances deemed uncollectible after all reasonable collection efforts have been exhausted. If the reserve method were used, it would not have a material effect on the financial statements as management considers all accounts receivable to be fully collectible.

Investments:

Management determines the appropriate classification of its investments at the time of purchase and reevaluates such designation at each statement of financial condition date. At December 31, 2019, the Company's investment portfolio consisted of marketable equity securities classified as trading securities and are reported at their aggregate fair value with realized and unrealized gains and losses included in income. Realized gains and losses are determined using the specific identification method and are included in earnings in the year of sale.

Property and equipment:

Property and equipment are stated at cost and are depreciated on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 15 years.

Income taxes:

The Company, with the consent of its stockholder, has elected under the provisions of Sub-Chapter "S" of the Internal Revenue Code to be an S Corporation. In lieu of Federal and State corporate income taxes, the stockholders of an S Corporation are taxed individually on their proportionate share of the Company's taxable income. Accordingly the financial statements reflect no provision or liability for Federal or State income taxes.

Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

The Company evaluates the effect of uncertain tax positions in accordance with provisions of accounting principles generally accepted in the United States of America. Material adjustments resulting from tax examinations, if any, are disclosed and interest and penalties resulting from such adjustments are reported as interest expense and other expense when incurred. The Company has not recognized any benefits from uncertain tax positions and believes it has no uncertain tax positions for which it is reasonably possible that the total amount of unrecognized tax benefits will significantly increase or decrease within 12 months from the statement of financial condition date. As of December 31, 2019, the Company's Federal and New York State income tax returns for tax years 2015 and beyond remain subject to examination by the applicable taxing jurisdictions.

Accounting estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used in the determination of depreciation and accounts receivable, among others.

Fair value of financial instruments:

Accounting principles generally accepted in the United States of America (GAAP) defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by GAAP are used to measure fair value.

Note 1. Nature of Business and Summary of Significant Accounting Policies, Continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

Subsequent Events

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed up to and including the date financial statements were issued. Based upon this review, the Company has determined that there were no events which took place that would have a material impact on its financial statements.

Note 2. Property and Equipment

Property and equipment consist of the following at December 31, 2019:

Computer equipment	$ 15,168
Furniture and fixtures	6,510
Leasehold improvements	60,365
	82,043
Accumulated depreciation	(82,033)
Total	$ 10

The Company recorded depreciation expense of $8,616 for the year ended December 31, 2019.

Note 3. Retirement Plans

The Company has adopted a 408(p) SIMPLE plan which allows employees to make salary deferral elections within limitations established by the Internal Revenue Code. Employer contributions are at 3% of gross salary for qualified employees. Employer contributions to the plan for the year ended December 31, 2019 amounted to $5,037.

Note 4. Net Capital Requirements

The Company is subject to the United States Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum amount of net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $19,849, which is $14,849 in excess of its' required net capital of $5,000. The Company's ratio of aggregate indebtedness to net capital on December 31, 2019 was 1.34 to 1.

Note 5. Fair Value Measurements

Fair value of assets measured on a recurring basis at December 31, 2019 are as follows:

	Level 1	Level 2	Level 3	Total
Securities owned at Fair Value:				
Common stock, at fair value	$ 27,997	$ -	$ -	$27,997

Note 6. Related Party Transactions

The Company leased certain employees to Coombe, Bender & Co., LLC (a company related through common ownership) under a month-to-month employee leasing agreement that terminated on December 31, 2019. Employee lease income for the year ended December 31, 2019 amounted to $96,000 and is included in other revenue on the statement of operations.

The Company leases office space from its sole stockholder under an operating lease with the initial term beginning January 1, 2019 and ending January 31, 2019. The lease automatically renews each month unless canceled. Lease expense for the year ended December 31, 2019 amounted to $24,000 and is included in occupancy and equipment on the statement of operations.

Note 6. Related Party Transactions, Continued

On July 1, 2014 the company entered into an expense sharing agreement with Coombe Bender & Co., LLC whereby the Company from time to time may directly pay for certain expenses actually incurred by the related party. The Company provides an invoice to the related party on a quarterly or more frequent basis listing the expenses it paid on behalf of the related party to be reimbursed. The expense sharing agreement also specifies that each party share equally in certain common expenses including but not limited to, research, equipment expense, technical support expense, telecommunications and computer expense, and miscellaneous administrative fees including postage and supplies. For 2019 the total amount of expenses incurred by the Company and reimbursable by Coombe Bender & Co., LLC pursuant to the expense sharing agreement was $25,866. There were no payments to Coombe Bender & Co., LLC. As of December 31, 2019 $1,763 was due from Coombe, Bender & Co., LLC under this arrangement.

As of December 31, 2019, $1,678 was due from the stockholder for a short term loan.

Note 7. Concentration of Risk

Credit Risk
The Company holds substantially all cash balances with two financial institutions which may, at times, exceeds federally insured limits.

Business Risk
The Company's revenues and profitability are affected by many conditions, including changes in economic conditions, inflation, political events, and investor sentiment. Because these factors are unpredictable and beyond the Company's control, earnings may fluctuate significantly from year to year.

Note 8. Commitments and Contingencies

The Company had no commitments, no contingent liabilities and had not been named as a defendant in any lawsuit at December 31, 2019 or during the year then ended.

The Company has issued no guarantees at December 31, 2019 or during the year then ended.

Note 9. Recently Adopted Accounting Pronouncements

The Financial Accounting Standards Board (the "FASB") has established the Accounting Standards Codification ("Codification" or "ASC") as the authoritative source of generally accepted accounting principles (GAAP") recognized by the FASB. The principles embodied in the Codification are to be applied by nongovernmental entities in the preparation of financial statements in accordance with GAAP in the United States. New accounting pronouncements are Incorporated into the ASC through the issuance of Accounting Standards Updates (ASUs").

In February 2016, the FASB issued a new accounting pronouncement regarding lease accounting for reporting periods beginning after December 15, 2018. Pursuant to the pronouncement a lessee is required to recognize on the balance sheet, the assets and liabilities for leases with lease terms of more than 12 months. The company adopted the standard on a modified retrospective basis as of January 1, 2019. The adoption of the standard had no material effect on the financial statements and related disclosures.

COOMBE FINANCIAL SERVICES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
OF THE UNITED STATES SECURITIES AND EXCHANGE COMMSSION
December 31, 2019

NET CAPITAL		
Total stockholder's equity		$ 54,661
Less non-allowable assets:		
Accounts receivable, non-allowable	$ 26,424	
Due from related parties	3,441	
Prepaid expenses	737	
Property and equipment, net	10	
Total non-allowable assets		30,612
Net capital before haircuts on securities		24,049
Less haircuts on securities		(4,200)
Net capital		$ 19,849
AGGREGATE INDEBTEDNESS		
Total liabilities per Statement of Financial Condition	$ 26,697	
Total aggregated indebtedness		$ 26,697
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT		
Minimum net capital under Rule 15c3-1(a)(1)(i)		$ 1,780
Minimum net capital under Rule 15c3-1(a)(2)(i)		$ 5,000
Required minimum net capital (greater of Rule 15c3-1(a)(1)(i) or Rule 15c3-1(a)(2)(i)		$ 5,000
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.34 to 1.

COOMBE FINANCIAL SERVICES, INC.
SCHEDULE II - COMPUTATION FOR DETERMINING OF RESERVE REQUIRED PURSUANT TO RULE 15c3-3
As of December 31, 2019

A computation of reserve requirements is not applicable to Coombe Financial Services, Inc. as the company qualifies for exemption under Rule 15c3-3(k)(1)

COOMBE FINANCIAL SERVICES, INC.
SCHEDULE III - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIRED PURSUANT TO RULE 15c3-3
As of December 31, 2019

Information relating to possession or control requirements is not applicable to Coombe Financial Services, Inc. as the company qualifies for exemption under Rule 15c3-3(k)(1).

JDCPA
Jerome Davies, CPA, P.C.

3605 Sandy Plains Rd.
Suite 240-480
Marietta, GA 30066
(347) 512-6085

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholder of
Coombe Financial Services, Inc.

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report, in which (1) Coombe Financial Services, Inc. (the Company) identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Jerome Davies, CPA, P.C

Marietta, Georgia
February 22, 2020

COOMBE FINANCIAL SERVICES
6872 ROUTE 209
P.O. BOX 333
WAWARSING, NEW YORK 12489
(845) 647-4800
Fax: (845) 647-7259 E-Mail: pcoombe@coombefinancial.com

NEW HORIZONS IN FINANCIAL MANAGEMENT

PHILIP COOMBE III, CFP®
CATHERINE COOMBE BENDER, CFP®

Assertions Regarding Exemption Provisions

We, as members of management of Coombe Financial Services, Inc ("the Company"), are responsible for compliance with the annual reporting requirements under Rule 17a-5 of the Securities Exchange Act of 1934. Those requirements compel a broker or dealer to file annuals reports with the Securities Exchange Commission (SEC) and the broker or dealer's designated examining authority (DEA). One of the reports to be included in the annual filing is an exemption report prepared by an independent public accountant based upon a review of assertions provided by the broker or dealer. Pursuant to that requirement, the management of the Company hereby makes the following assertions:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (1) (the "exemption provisions") and
(2) We met the identified exemption provisions throughout the period from January 1, 2019 to December 31, 2019 without exception.

These exemption provisions include:

(i) The broker's or dealer's transactions as dealer (as principal for its own account) are limited to the purchase, sale and redemption of redeemable securities of registered investment companies or of interests or participations in an insurance company separate account.

(ii) The broker's or dealer's transactions as broker (agent) are limited to:
The sale and redemption of redeemable securities of registered investment companies or of interest or participation in an insurance company separate account, whether or not registered as an investment company.

(iii) The broker or dealer promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer, and does not otherwise hold funds for securities for, or owe money or securities to, customers.

Any questions regarding the above referenced exemption provisions and the Company's compliance with 17 C.F.R. §240.15c3-3: (k)(1) may be directed to Philip Coombe, III or Catherine Coombe.

Philip Coombe III, CFP®
President

1/21/2020
Date

Catherine Coombe, CFP®
Chief Compliance Officer

1/21/2020
Date